

March 2, 2007

Via facsimile to ((212) 558-3588) and U.S. Mail

Stephen M. Kotran, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

> **Re:** **Swift Transportation Co., Inc.**
> **Preliminary Schedule 14A**
> **Filed February 14, 2007**
> **File No. 001-32952**
>
> **Schedule 13E-3**
> **Filed February 14, 2007**
> **File No. 005-41508**

Dear Mr. Kotran:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A
General

1. Please fill in the blanks in the proxy statement.

Summary Term Sheet, page 1

2.   We note your disclosure here and elsewhere in the proxy statement that the board
        of directors determined that "the merger agreement is advisable, fair to and in the
        best interests of the Company and its stockholders (other than Mr. Moyes, certain
        members of his family and certain of their respective affiliates)." Please revise
        here, and throughout the filing as necessary, to more clearly and consistently
        articulate whether the going private transaction is substantively and procedurally
        fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note
        also that the staff, as stated in the Current Issues Outline publicly available on our
        website, views officers and directors of the issuer as affiliates of that issuer. Also,
        please revise to specifically state that the board of directors' determination
        addresses both substantial and procedural fairness.

Special Factors, page 16

3.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a
        "Special Factors" section at the beginning of the proxy statement, immediately
        following the Summary section. See Rule 13e-3(e)(1)(ii).   Please revise the
        proxy statement to include this information in a "Special Factors" section in the
        beginning of the document.

4.   Please provide the disclosure required by Item 1013(b) and 1015(c) of Regulation
        M-A in connection with alternatives to the merger and the availability of the
        financial advisor's reports, respectively.

Background of the Merger, page 16

5.   We note that on November 4, 2006, Goldman Sachs made presentations to the
        executive committee of your board of directors. Please confirm supplementally
        that you have described the presentation as required by Item 1015(b)(6) of
        Regulation M-A and have filed any written materials as required by Item 1016(c)
        of Regulation M-A. If not, please revise your disclosure appropriately and file
        any remaining exhibits as necessary.

6.   Please disclose the reason Bidders A and B determined not to continue the
        acquisition process in December 2006.

7.   Please disclose the "major issues" submitted by counsel for the acquirors on
        January 12, 2007.

Reasons for the Merger, page 28

8.   Please describe the "level of effort that Parent" must use to obtain the necessary financing, as disclosed on page 29.

9.   Please revise the seventh bullet point on page 29 to explain how the special committee considered the company's business, operations, properties and assets, financial condition, business strategy, etc. What about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee's analysis.

10.   We note that the special committee considered the financial advisor's presentations and opinion regarding the fairness of the transaction. We also note that the board of directors adopted the special committee's analysis and recommendation. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee and the board adopted the financial advisor's analysis and opinion.

11.   Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than the Rollover Investors, rather than all security holders unaffiliated with the company.

12.   Refer to the second bullet point of the special committee's negative factors disclosure on page 30. Please revise to explain why this was addressed by the committee given that you state elsewhere that there are no financing conditions to the consummation of the transaction. Did the committee believe that there was a risk the financing would not become available to the acquirors?

Opinion of Goldman, Sachs, page 32

13.   We note your repeated references to the advisor's use of financial projections. Please revise to include a cross-reference to those projections in the proxy statement.

Analysis at Various Prices, page 33

14.   Please explain how the results disclosed at the end of this section (page 34) relate to the ultimate fairness opinion. What is the significance of those results? Please

apply this comment to the Selected Transaction Analysis and the Selected Companies Analysis.

<u>Illustrative Future Share Prices – Illustrative Future Share Price Analysis-EPS Estimates, page 34</u>

15.   Please explain why the financial advisor used a different forward P/E ratio for this analysis than the one it used in the analysis appearing immediately above. Also, disclose the basis for the advisor's use of the equity discount rate in this analysis and the bases for its use of specific discount rates and multiples throughout this disclosure. To the extent these discount rates and multiples are different from industry averages, please disclose the latter and explain why the advisor chose to use different figures.

<u>Illustrative Future Share Prices – Illustrative Future Share Price Analysis-Sensitivity Analysis, page 35</u>

16.   Please disclose the "range of annual operating ratios and … range of annual revenue growth rates" used in this analysis.

<u>Illustrative Future Share Prices – Illustrative Future Share Price Analysis-EBITDA Estimates, page 35</u>

17.   Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. For example, disclose (i) the EBITDA for each year in the range and each of the items excluded from EBITDA in conducting the analysis. Also, apply this comment to the other analyses. For example, show the company's projected results that were used in conducting the Discounted Cash Flow Analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 36 with respect to the Selected Transactions Analysis, and (iii) the equity values, enterprise values, EBITDA and other information for each comparable company that is the basis for the multiples disclosed on page 37 with respect to the Selected Companies Analysis.

18.   We note your disclosure that the financial advisor has, in the past, provided services to you. Please disclose the fees received or to be received by the financial advisor for the prior services rendered. Refer to Item 1015(b)(4) of Regulation M-A.

<u>Other Written Presentations by Goldman Sachs, page 39</u>

19.   Please revise to disclose that all of Goldman Sachs's presentations were filed as exhibits to the Schedule 13E-3. Also, please revise this section to more

specifically describe the "selected" financial analyses and "possible strategic alternatives" included in each presentation.

Purposes and Reasons for the Merger, page 42

20.   We note that the Moyes Investors, Parent and MergerCo *are* engaged in the going private transaction. Please revise to remove any doubt in this respect. Apply this comment also to the section "Position of Parent, MergerCo and the Moyes Investors as to Fairness."

Financing of the Merger, page 47

21.   Please disclose whether any of the events described under the caption "Conditions Precedent to the Debt Commitments" have occurred since September 30, 2006.

22.   Please provide the information required by Item 1007(d) of Regulation M-A.

Interest of the Company's Directors and Executive Officers in the Merger, page 50

23.   Please provide a breakdown by individual of the $17.1 million aggregate change of control payments potentially payable to your executive officers.

Material United States Federal Income Tax Consequences, page 53

24.   We note your disclosure that this section summarizes "certain" of the material federal income tax consequences of the merger. Please ensure that you discuss all such material consequences. Please revise.

25.   While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Voting Agreement, page 72

26.   Please disclose the number of shares subject to this agreement.

Historical Selected Financial Information, page 78

27.   We note that you have incorporated by reference the financial statements for the year ended December 31, 2005 and for the quarters ended September 30, 2005 and 2006 and that you included in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. Please revise your disclosure to provide the disclosure required by Item 1010(b)

and (c) of Regulation M-A. Alternatively, please provide us with your analysis
for why this information is not required.

28.   We note you have recently filed your annual report on Form 10-K. Please update
this section and the section "Where You Can Find Additional Information" as
necessary.

Projected Financial Information, page 80

29.   We note in the January 19, 2007 presentation from your financial advisor (for
example, pages 16 and 20) more complete financial projections than those
disclosed here. Please revise this section to provide the complete financial
projections.

30.   We note in the last paragraph of page 81 that the assumed growth rate for the fleet
was 3%-5%. The January 2007 financial advisor presentation, however, states
this growth rate was 4%-5% (page 25). Please reconcile.

Where You Can Find More Information, page 89

31.   Refer to the paragraph preceding the table on page 90. Note that neither Rule
13e-3 nor Schedule 13E-3 permit general "forward incorporation" of documents
to be filed in the future. Rather, you must specifically amend your document to
specifically list any such filings. Please revise.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may
wish to provide us with marked copies of the amended filings to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
material information to investors. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from each of the filing persons acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions